Exhibit 99.1

CMGE ANNOUNCES US$16.4 MILLION PRIVATE PLACEMENT

GUANGZHOU, China, November 15, 2013 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (NASDAQ: CMGE), a leading mobile game company in China, today announced that it has entered into an agreement to sell in a private placement American depositary shares (“ADSs”) of the Company at US$14.50 per ADS for gross proceeds of approximately US$16.4 million, before deducting related expenses. This investment represents approximately 4.1% of the issued share capital of the Company as enlarged by the private placement of ADSs. The National Council for Social Security Fund, with ICBC Credit Suisse Asset Management (International) Company Limited acting as the Investment Manager, will acquire 1,035,000 ADSs; ICBCCS Global China Opportunity Equity Fund, with ICBC Credit Suisse Asset Management Co., Ltd. acting as the Investment Manager, will acquire 88,000 ADSs; and ICBC Credit Suisse Asset Management (International) Company Limited, acting on its own behalf, will acquire 10,350 ADSs.

Closing of the transaction is subject to customary closing conditions and is to take place within two weeks of the signing.

The Company plans to use the net proceeds from these transactions for acquisition of third parties game licenses and intellectual properties, product development, R&D enhancement, expanding sale and distribution channels and general corporate purposes.

“We are pleased to welcome the National Council for Social Security Fund and ICBC Credit Suisse Asset Management as investors,” commented Mr. Ken Jian Xiao, CMGE’s Chief Executive Officer. “We believe that the investment by these established and reputable investors expresses confidence in the long-term growth and stability of our Company. This investment will also help broaden the Company’s strategic shareholder base.”

About National Council for Social Security Fund

National Council for Social Security Fund, established by the State Council of the PRC, serves as the social security strategic reserve centralized by the PRC government to meet the social security needs of the future aging population. National Council for Social Security Fund is permitted to invest in domestic investments and overseas investments, such as bonds, stocks, funds and derivative instruments.

About ICBCCS Global China Opportunity Equity Fund

ICBCCS Global China Opportunity Equity Fund, established and managed by ICBC Credit Suisse Asset Management Co., Ltd., is a open-ended equity fund with a focus on securities that are issued by overseas Chinese enterprises as well as international companies that benefit from China’s continuous economic growth.

About ICBC Credit Suisse Asset Management Co., Ltd.

ICBC Credit Suisse Asset Management Co., Ltd, is the first bank-established and bank-held joint-venture fund management corporation in China, founded on June 21, 2005. It is qualified as a manager of mutual funds, supplementary pension Fund QDII and special client assets, as well as a National Social Security Fund manager.

About ICBC Credit Suisse Asset Management (International) Company Limited

ICBC Credit Suisse Asset Management (International) Company Limited, a wholly-owned subsidiary of ICBC Credit Suisse Asset Management Co., Ltd. is incorporated in Hong Kong and is principally engaged in the provision of portfolio investment products and management and advisory services. ICBC Credit Suisse Asset Management (International) Company Limited and ICBC Credit Suisse Asset Management Co., Ltd. are fund managers of National Council for Social Security Fund.

About CMGE

CMGE is a leading mobile game company in China. Its fully integrated capabilities span the development, operation and publishing of proprietary and licensed mobile games. The Company’s portfolio consists of 570 games, including 510 single player and 60 social games. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center distribution platform, handset pre-installation, mobile advertisements, telecom operators and major application stores. The Company currently has 610 employees, including 450 R&D staff located in offices and R&D centers in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai, Hangzhou and Hong Kong. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies as well as business plans; future development, results of operations and financial condition; ability to continue to develop new and attractive products and services; ability to continue to develop new technologies or upgrade existing technologies; ability to attract and retain users and customers and further enhance brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

CONTACT: For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com

In the U.S.

The Piacente Group

Investor Relations

Kathy Price

Tel: +1 212-481-2050

E-mail: cmge@tpg-ir.com